

Mail Stop 4631

November 7, 2017

<u>Via E-Mail</u>
Mr. Tim Richerson
Chief Executive Officer
JM Global Holding Company
1615 South Congress Avenue, Suite 103
Delray Beach, FL 33445

  Re: JM Global Holding Company
    Preliminary Merger Proxy Statement on Schedule 14A
    Filed October 11, 2017
    File No. 1-37513

Dear Mr. Richerson:

  We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

  Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have not filed a Form S-4 for the issuance of shares to the Sellers in the Share Exchange under the Securities Act. Please tell us what exemption from Securities Act registration you are relying upon and the facts supporting your use of the exemption.

<u>Letter to investors</u>

2. On the second page of this letter, where you disclose that public stockholders may elect to redeem shares even if they vote in favor of the transaction, please clarify, if true, that public stockholders must vote either for or against the transaction in order to exercise

redemption rights. Please make similar clarifying disclosure on page 14 under "As long as I vote on the Business Combination Proposal . . ." and elsewhere that similar disclosure appears.

Summary Term Sheet, page 1

3. To the extent practicable, and if material, please quantify in the bullet point on page 4 any out of pocket expenses incurred in connection with activities on your behalf for which your sponsor, executive officers, directors, or any of their affiliates will be reimbursed at the business combination's closing.

4. In the third full bullet point on page 2, and elsewhere containing similar disclosure, please clarify whether the public shares held by your sponsor are included in the 31.2% interest to be retained by initial stockholders and affiliates after the transaction. We note that you exclude the sponsor's public shares from the 7.1% to be retained by public stockholders, based on the assumptions you cite.

How will JM Global's Sponsor, directors and officers vote?, page 12

5. Please clarify and reconcile disclosure in this Q&A and elsewhere in the proxy statement that the Sponsor may redeem up to an aggregate of 2,350,000 shares on the same terms as the public shares with disclosure on page 14 under "Do I have redemption rights?" and elsewhere that the Sponsor has agreed to waive redemption rights.

Opinion of Highline Research Advisors LLC . . . , page 23

6. Disclosure describing the opinion in this paragraph is not consistent with the opinion you have filed as Annex B to the proxy statement. That opinion relates to the fairness, from a financial point of view, to the holders of the common stock of the company. It does not address fairness to JM Global or the fair market value of CaymanCo in relation to the amount of funds held in the trust. Please reconcile this and other disclosures in the proxy statement accordingly.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 32

7. In the table on page 33, there are line items for net income for both redemption scenarios for the six months ended June 30, 2017 and the year ended December 31, 2016. However, these line items are blank. Please advise or revise.

We will incur significant transaction and transition costs in connection with the Business Combination…., page 53

8. You discuss among other things that if JM Global and Sunlong do not consummate the business combination, each party will be required to pay its own fees and expenses, and JM Global likely will not have sufficient cash available to pay its fees and expenses unless and until it completes a subsequent business combination transaction. Considering that a failure to effect a business combination by January 29, 2018 is cited on page 139 as a condition that raises substantial doubt about your ability to continue as a going concern, please revise this risk factor to address the fact that JM Global has historically been deemed a going concern.

Although we expect our common stock and warrants will remain listed on NASDAQ after the Business Combination…, page 57

9. Please continue to update disclosure relating to your plan of compliance submitted to NASDAQ on September 28, 2017.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

10. On page 68 you explain that one of the pro forma presentations assumes maximum redemptions of 100% of outstanding public common stock plus redemptions of 100% of redeemable outstanding common shares held by the sponsor, which amounts to 3,386,888 shares of the remaining redeemable common stock as of June 30, 2017. You disclose in a risk factor on pages 65-66, however, that because your net tangible assets must be at least $5,000,001, "holders of no more than 499,274 shares of the 4,036,888 public shares as of September 30, 2017 can redeem their public shares in connection with the Business Combination if the Business Combination were consummated as of that date. As a result, we may be able to consummate the Business Combination even though holders of a majority of our public shares have chosen to redeem their shares." Considering that 963,112 shares were already redeemed at the extension meeting on July 27, 2017, please explain how no more than 499,274 shares can constitute "a majority" of your redeemed public shares. Explain how the maximum redemptions presentation is consistent with or makes sense based on the notion that redemption is limited to only 499,274 shares.

The Share Exchange Agreement, page 82; Governing Law and Dispute Resolution, page 87

11. Notwithstanding the inclusion of disclaimers on pages 81 and 87, the representations, warranties and covenants in the exchange agreement filed with this proxy statement constitute public disclosure for purposes of the federal securities laws, and JM Global

Holding Company or JM Global is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the share exchange agreement are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, or covenants in the share exchange agreement, you have provided corrective disclosure in the proxy statement. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the share exchange agreement may or may not be fully reflected in JM Global's public disclosures, please clarify that JM Global's public disclosures will include any material information necessary to provide JM Global's stockholders a materially complete understanding of the share exchange agreement disclosures

Background of the Business Combination, page 90

12. Please revise the background to discuss the delivery of the fairness opinion that you have included as Annex B to the proxy statement.

Fairness Opinion of Highland Research Advisors, page 98

13. Please provide us with copies of any outlines, summaries, reports, projections, or board books prepared and furnished by Highland Research Advisors to the JM Global's board of directors.

Sunlong Selected Companies Analysis, page 100

14. Explain the meaning of "LTM" and "OCF."

Miscellaneous, page 102

15. Disclosure that Highland Research Advisors is providing and has in the past provided investment banking services to JM Global or its affiliates is inconsistent with disclosure two paragraphs above that Highland Research Advisors had not been engaged by or worked with JM Global before being engaged for the purpose of rendering this fairness opinion. Please reconcile the disclosures.

U.S. Federal Income Tax Considerations to U.S. JM Global Stockholders, page 109

16. Delete the word "generally" in the second and fourth paragraphs because the word may imply that stockholders cannot rely on the disclosure. Revise elsewhere wherever similar

disclosure appears in the proxy statement. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for stockholders.

Director Election Proposals, page 118; Management after the Business Combination, page 171

17. Identify the seventh director nominated by your board of directors to serve as directors following the business combination. Additionally, provide the related disclosures relating to the seventh director.

Summary Compensation Table, page 157

18. It is unclear to what "(3)" in the non-equity incentive plan compensation relates. Please revise.

Sunlong Management's Discussion and Analysis, Results of Operations, page 160

19. Regarding your discussion of revenues on page 160, please explain sales variances by quantifying changes in volume versus changes in prices for each significant revenue source.

20. The existing disclosures about the "trading and other" revenue account are vague and non-informative. Please revise to discuss the following:

- the specific products that comprise the majority of sales;

- the specific transactions that comprise the earnings process and at what stage revenue gets recorded. In this regard, please reference ASC 605-45 and specifically address whether you take title to these products;

- whether there are any material customers that comprise a substantial portion of the revenue; and

- why the gross margin declined from 51% in 2016 to 35% in 2017.

21. Given the materiality of your "trading and other" revenues, please elaborate on this statement on page 162: "The increase in revenue was attributable to our new line of business in trading of industrial solid waste beginning July 2016 and the acquisition of TJComex BVI with the inclusion of its general merchandise trading business starting in April 2017." In this regard, please revise to disclose the following:

- identify how much of the $11.6 million increase in revenue attributable to the trading of industrial solid waste and other general merchandises was caused by the "new line of business in trading of industrial solid waste beginning July 2016" and the acquisition of TJComex BVI;

- how you started the "new line of business," i.e., did you buy the business or did you begin selling waste products you were generating from your other operations;

- the waste product;

- who is buying it and why;

- how the customer who is buying the waste is able to make a profit;

- whether there are any competitors;

- whether there are any environmental risks;

- whether you deliver the waste or the customer picks it up; and

- any limit on your ability to generate this waste in sufficient volumes to maintain the revenue amounts generated in 2017.

22. We note from page 39 the risk factor related to the building of an electronic commodity exchange platform. Please revise MD&A to quantify your estimate of how much this platform will cost to build, how you plan to pay for or finance these costs, and to provide a timeline of this process.

23. We note from page 39 the risk factor entitled "TJComex is subject to counterparty risk in its trading activities," which in turn refers to "hedging counterparties" and "hedging contracts.: However, it does not appear that Sunlong has entered into any such hedging contracts. Please revise the risk factor and MD& to clarify whether Sunlong has in fact entered into such contracts and, if so, to disclose the terms of each material contract and the impact on Sunlong's financial statements for the periods presented.

Liquidity and Capital Resources, page 167

24. We note prepayments are Sunlong's largest asset. Please revise MD&A to explain the significant increase in prepayments and to disclose how many months it will take to

recover this asset and whether the prepayments primarily relate to "equipment and systems" expense or to "trading and others" expense. Please also explain why the $31.2 million balance at June 30, 2017 is so much greater than the $11.6 million total cost of revenues for the six months then ended. Disclose whether any of this asset is due from related parties. Finally, explain why there is no loss allowance and whether any of the vendors to which you have made prepayments have ever failed to meet the contractual obligations.

25. Please quantify receivable turnover ratios in MD&A and discuss significant variances. Explain why there is no allowance, given the significant increase in accounts receivable (page F-45). Finally, disclose Sunlong's repayment terms and quantify how much of the balance at June 30, 2017 has subsequently been collected in cash.

Risks, page 169

26. We note the risk on page 40 entitled "TJComex's risk management policies and procedures may leave it exposed to unidentified or unanticipated risks." Please revise to further explain what specific risks relate to all of the referenced risks, i.e., commodity price, foreign exchange, interest rate, counterparty (including credit), operational, and regulatory, how these risks currently impact your business and operations, and what you are doing to mitigate these risks.

Director Independence, page 173; Audit Committee, page 173; Compensation Committee, page 173; Corporate Governance and Nominating Committee, page 173

27. Revise to include omitted information.

Code of Ethics, page 174

28. Revise to include the address of your website.

JM Global Related Person Transactions, page 187

29. In the eighth paragraph, identify the other affiliate to whom your sponsor intends to the sell additional shares.

China Sunlong Financial Statements

30. Please revise to put the columns presented in China Sunlong's financial statements in chronological order.

Note 3 – Business combination, page F-44

31. You state that at the closing of the TJComex BVI transaction on March 31, 2017, the selling shareholders received 5,935 shares of China Sunlong common stock valued at $926.71 per share for 100% of their equity interests in TJComex BVI. Please revise to identify the specific objective evidence upon which you relied to arrive at the $926.71 per share price of Comex stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may direct questions on comments on the financial statements and related matters to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Douglas Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP
        1345 Avenue of the Americas, 11th Floor
        New York, NY 10105